Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

OVERSEAS REGULATORY ANNOUNCEMENT

City Telecom (H.K.) Limited today gave notice of redemption to the holders of its 8.75% Senior Notes due 2015 (which are listed on the Singapore Stock Exchange).

Please refer to the attached announcement on the next page.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 30 December 2009

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

NOTICE OF REDEMPTION

CITY TELECOM (H.K.) LIMITED
8.75% SENIOR NOTES DUE FEBRUARY 1, 2015
CUSIP No. 178677AB6*

NOTICE IS HEREBY GIVEN that City Telecom (H.K.) Limited, a company with limited liability under the Companies Ordinance (Cap.32) of Hong Kong (the “Company”), will redeem on February 1, 2010 (the “Redemption Date”), the entire principal amount of the Company’s outstanding 8.75% Senior Notes due 2015 (the “Notes”). This redemption is made at the option of the Company pursuant to Paragraph 5 of the Notes and Section 3.7 of the Indenture, dated as of January 20, 2005 (as amended and supplemented by the first supplemental indenture dated November 23, 2005, the second supplemental indenture dated May 28, 2007 and the third supplemental indenture dated July 6, 2009) (the “Indenture”), by and between the Company, each of its Subsidiaries (except for CTI Guangzhou Customer Services Co. Ltd), as Guarantors (the “Guarantors”) and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), under which the Notes were issued. The Trustee will serve as paying agent for the redemption (the “Paying Agent”). Pursuant to Paragraph 5 of the Notes, the redemption price for the Notes will be equal to 104.375% of the principal amount (the “Redemption Price”) plus accrued and unpaid interest. Capitalized terms used in this notice that are not otherwise defined herein shall have the same meanings as such terms were defined in the Indenture.

The Company acknowledges that upon the Redemption Date the Redemption Price will become due and payable upon each Note to be redeemed. Unless (a) the Company defaults in paying the Redemption Price plus accrued and unpaid interest by depositing with the Paying Agent cash or U.S. Government Obligations sufficient to fund the Redemption Price or (b) such redemption payment is prohibited, interest, if any, on the Notes will cease to accrue on and after the Redemption Date and thereafter the only remaining right of Holders of the Notes is to receive payment of the Redemption Price upon surrender to the Paying Agent of such Notes.

Payment of the Redemption Price plus accrued and unpaid interest of the above referenced Notes will be made upon presentation and surrender of the Notes to the Trustee as Registrar and Paying Agent at one of the following addresses:

If by mail:	If by overnight courier:
DB Services Tennessee Inc. Trust & Securities Operations Attn: Securities Payment Unit P.O. Box 305050 Nashville, TN 37230-5050	DB Services Tennessee Inc. Trust & Securities Operations Attn: Securities Payment Unit 648 Grassmere Park Road Nashville, TN 37211

This Notice is being sent to you pursuant to Section 3.3 of the Indenture and pursuant to the optional redemption provisions of Paragraph 5 of the Notes and Section 3.7 of the Indenture. All questions and requests for additional copies of this Notice of Redemption and related materials should be directed to Deutsche Bank Trust Company Americas, as Paying Agent, at the address specified above.

CITY TELECOM (H.K.) LIMITED
By: Deutsche Bank Trust Company Americas
as Trustee and Paying Agent
Bondholder Communications: Trust & Securities Services
at 100 Plaza One, 6th Floor, MS:0699,
Jersey City, NJ 07311-3901

Dated: December 30, 2009

IMPORTANT NOTICE

Backup withholding tax and information reporting requirements may apply to certain payments of principal of, and interest on, an obligation and to proceeds of the sale or redemption of an obligation, to certain non-corporate Holders of the Notes that are United States persons. The payor will be required to withhold backup withholding tax on payments of the purchase price for the Note (including any accrued but unpaid interest) to a Holder of a Note that is a United States person, other than an exempt recipient, such as a corporation, if the Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. Payment of the purchase price for the Note (including any accrued but unpaid interest) to a Holder of a Note that is not a United States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the Holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding tax rate is 28% for years through 2010. Any amounts withheld under the backup withholding rules will be allowed as a credit against a Holder’s United States federal income tax liability and may entitle a Holder to a refund, provided that the required information is furnished to the IRS.

Internal Revenue Service Circular 230 Disclosure

Pursuant to Internal Revenue Service Circular 230, we hereby inform you that the description set forth herein with respect to U.S. federal tax issues was not intended or written to be used, and such description cannot be used, by any taxpayer for the purpose of avoiding any penalties that may be imposed on the taxpayer under the U.S. Internal Revenue Code. Such description was written to support the optional redemption. This description is limited to the U.S. federal tax issues described herein. It is possible that additional issues may exist that could affect the U.S. federal tax treatment of the optional redemption, or the matter that is the subject of the description herein, and this description does not consider or provide any conclusions with respect to any such additional issues. Taxpayers should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

*NOTE: The Company, the Guarantors and the Trustee shall not be responsible for the selection or use of the CUSIP numbers, nor is any representation made as to the correctness of the CUSIP numbers as indicated in this notice or as printed on any Note. The CUSIP numbers are included solely for the convenience of the Holder of the Notes.